EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(Unaudited)
	(In millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance
costs…………………………………………………………..................................	$39.0	$27.9	$25.8	$47.5	$51.0
Estimated interest portion of rents……………………….......................................	8.9	10.3	11.7	12.2	15.8
Capitalized interest……………………………………………..................................	7.2	5.7	5.8	6.0	8.2
Total fixed charges as defined……………………………………….......................	55.1	43.9	43.3	65.7	75.0

Earnings (Loss):
Income (loss) from continuing operations before income tax
expense………………………………………………………...................................	(355.5)	80.0	235.8	303.2	273.8
Total fixed charges as defined…………………………………................................	55.1	43.9	43.3	65.7	75.0
Fixed charges not deducted in the determination of income (loss)
from continuing operations before income tax expense.....................................	(7.2)	(5.7)	(5.8)	(6.0)	(8.2)
Total earnings (loss) as defined………………………………………………….....	$(307.6)	$118.2	$273.3	$362.9	$340.6

Ratio of earnings (loss) to fixed charges…………………………………………..	(5.58)	2.69	6.31	5.52	4.54

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